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                            May 7, 2020

       Eldee Tang
       Chief Executive Officer
       Noble Vici Group, Inc.
       1 Raffles Place #33-02
       One Raffles Place Tower One
       Singapore 048616

                                                        Re: Noble Vici Group,
Inc.
                                                            Form 10-K for
Fiscal Year Ended March 31, 2019
                                                            Filed July 15, 2019
                                                            File No. 000-54761
                                                            Response Dated
April 30, 2020

       Dear Mr. Tang:

              We have reviewed your April 30, 2020 response to our comment letter and have the following comment. Our comment asks you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       April 27, 2020 letter.

       Form 10-K for the Fiscal Year Ended March 31, 2019

       Key Performance Indicators: Gross Cash Receipts, Supplier Product & Logistics Allowance and
       Commission Payout, page 17

   1. We note your response to our prior comment 1 and your proposal to remove the MPP and
                                                        SMGA metrics from your
March 21, 2019 Form 10-K. You propose to replace these two
                                                        metrics with a new
metric that compares GMV with "worldwide retail eCommerce sales"
                                                        wherein worldwide
retail eCommerce sales represents actual (or forecasted actual)
                                                        worldwide sales and GMV
represents the aggregate of suggested retail prices of
                                                        goods offered, as
opposed to sold, on your website and does not represent actual amounts of sales or GMV that
were realized through sales. You indicate that this proposed key
 Eldee Tang
Noble Vici Group, Inc.
May 7, 2020
Page 2
         performance metric will assist you in assessing the strength of utilization by users of your platform and their procurement of goods and services offered by the platform. Please tell us how your proposed metric is directly relevant to your investors and how it is useful to your investors. In addition, tell us in greater detail, and summarize in the filing, how comparing GMV with worldwide eCommerce sales assists you in assessing the strength of utilization by users of your platform and their procurement of goods and services offered by the platform since GMV does not represent the actual amount of sales on your platform. Please make any necessary modifications to revise your presentation.
       You may contact Patrick Kuhn at (202) 551-3308 or Jim Allegretto at
(202) 551-3849 if
you have any questions.



FirstName LastNameEldee Tang                                   Sincerely,
Comapany NameNoble Vici Group, Inc.
                                                               Division of
Corporation Finance
May 7, 2020 Page 2                                             Office of Trade
& Services
FirstName LastName